Exhibit 99.2

ITEM 8 INFORMATION

Jeffrey Rosenblum is the managing member of Jeff Rosenblum, LLC, the general partner of Rosenblum Family L.P. As a result of the foregoing, Mr. Rosenblum is the control person of Rosenblum Family L.P.